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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1
                             Tender Offer Statement
      Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934

                            ------------------------

                           RENTAL SERVICE CORPORATION
                           (Name of Subject Company)

                           UR ACQUISITION CORPORATION
                              UNITED RENTALS, INC.
                                   (Bidders)

                            ------------------------

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                            ------------------------

                                  76009V 10 2
                     (CUSIP Number of Class of Securities)

                            ------------------------

                              UNITED RENTALS, INC.
                           FOUR GREENWICH OFFICE PARK
                              GREENWICH, CT 06830
                            ATTN: BRADLEY S. JACOBS
                           CHAIRMAN OF THE BOARD AND
                            CHIEF EXECUTIVE OFFICER
                           TELEPHONE: (203) 622-3131
                           FACSIMILE: (203) 622-6080
          (Name, Address and Telephone Number of Person authorized to
            Receive Notices and Communications on Behalf of Bidders)

                                    COPY TO:

                             MILTON G. STROM, ESQ.
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                                919 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                           TELEPHONE: (212) 735-3000
                           FACSIMILE: (212) 735-2000

                           CALCULATION OF FILING FEE

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             Transaction Valuation*                             Amount of Filing Fee
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
                  $578,696,642                                        $115,740
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

* Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of 25,437,215 shares of common stock, $.01 par value (the "Shares"), of Rental Service Corporation, a Delaware corporation (the "Company") at a price of $22.75 per Share in cash. According to the Company's Annual Report on Form 10-K for the year ended December 31, 1998, there were (1) 24,123,392 Shares issued and outstanding as of February 26, 1999 and (2) 1,313,823 unexercised options to acquire Shares under various employee stock option plans of the Company as of December 31, 1998. In addition, although pursuant to an option agreement (the "NationsRent Option") between the Company and NationsRent, Inc., a Delaware corporation ("NationsRent"), 4,795,431 Shares are purportedly issuable to NationsRent in the event that NationsRent exercises the NationsRent Option, the Offer is conditioned upon the NationsRent Option having been terminated or invalidated without any Shares having been issued thereunder. Based on the foregoing and disregarding for such purposes the 4,795,431 Shares purportedly issuable pursuant to the NationsRent Option agreement, the transaction value is based on 25,437,215 Shares outstanding on a fully diluted basis. The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.
[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.
Form or Registration No.: Not applicable.
Filing Party: Not applicable.
Date Filed: Not applicable.
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

                                     14D-1

   CUSIP NO. 76009V 10 2

---------------------------------------------------------------------------
  1        NAME OF REPORTING PERSONS
           UR Acquisition Corporation
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
---------------------------------------------------------------------------
  2                    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [ ]
                                                                (b) [ ]
---------------------------------------------------------------------------
  3        SEC USE ONLY
---------------------------------------------------------------------------
  4        SOURCE OF FUNDS
           AF, BK (SEE ITEM 10 OF THE OFFER TO PURCHASE)
---------------------------------------------------------------------------
  5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                                                            PURSUANT TO
                                                     ITEMS 2(e) or 2(f)
                                                                    [ ]
---------------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
---------------------------------------------------------------------------
  7        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           100
---------------------------------------------------------------------------
  8               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
                                                         CERTAIN SHARES
                                                                    [ ]
---------------------------------------------------------------------------
  9        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
           Less than 1%
---------------------------------------------------------------------------
  10       TYPE OF REPORTING PERSON
           CO
---------------------------------------------------------------------------

                                     14D-1

      CUSIP NO. 76009V 10 2

---------------------------------------------------------------------------
  1        NAME OF REPORTING PERSONS
           United Rentals, Inc.
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
---------------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (a) [ ]
           (b) [ ]
---------------------------------------------------------------------------
  3        SEC USE ONLY
---------------------------------------------------------------------------
  4        SOURCE OF FUNDS
           AF, BK (SEE ITEM 10 OF THE OFFER TO PURCHASE)
---------------------------------------------------------------------------
  5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                                                            PURSUANT TO
                                                     ITEMS 2(e) or 2(f)
                                                                    [ ]
---------------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
---------------------------------------------------------------------------
  7        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           100
---------------------------------------------------------------------------
  8               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
                                                         CERTAIN SHARES
                                                                    [ ]
---------------------------------------------------------------------------
  9        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
           Less than 1%
---------------------------------------------------------------------------
  10       TYPE OF REPORTING PERSON
           CO
---------------------------------------------------------------------------

                                  TENDER OFFER

     This Tender Offer Statement on Schedule 14D-1 (this "Statement") relates to the offer by UR Acquisition Corporation, a Delaware corporation ("Purchaser"), and a wholly owned subsidiary of United Rentals, Inc., a Delaware corporation ("Parent"), to purchase all of the outstanding shares of common stock, par value $.01 per share (the "Shares"), of Rental Service Corporation, a Delaware corporation (the "Company"), at $22.75 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 5, 1999 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1), and in the related Letter of Transmittal, a copy of which is attached hereto as Exhibit (a)(2) (which, as they may be amended or supplemented from time to time, together constitute the "Offer").

ITEM 1.  SECURITY AND SUBJECT COMPANY.

     (a) The name of the subject company is Rental Service Corporation and the address of its principal executive offices is 6929 East Greenway Parkway, Suite 200, Scottsdale, Arizona 85254.

     (b) The information set forth in the "INTRODUCTION" of the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in "Section 6 -- Price Range of the Shares; Dividends on the Shares" of the Offer to Purchase is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a)-(d), (g) This Statement is being filed by Purchaser and Parent. The information set forth in the "INTRODUCTION" and "Section 9 -- Certain Information Concerning Parent and Purchaser" of the Offer to Purchase and
Schedule I thereto is incorporated herein by reference.

     (e)-(f) During the last five years neither Purchaser nor Parent nor, to the best knowledge of Purchaser and Parent, any of the persons listed in Schedule I of the Offer to Purchase have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     (a)(1) Other than the transactions described in Item 3(b) below, neither Purchaser nor Parent nor, to the best knowledge of Purchaser and Parent, any of the persons listed in Schedule I of the Offer to Purchase has entered into any transaction with the Company, or any of the Company's affiliates which are corporations, since the commencement of the Company's third full fiscal year preceding the date of this Statement, the aggregate amount of which was equal to or greater than one percent of the consolidated revenues of the Company for (i) the fiscal year in which such transaction occurred or (ii) the portion of the current fiscal year which has occurred if the transaction occurred in such year.

     (a)(2) Other than the transactions described in Item 3(b) below, neither Purchaser nor Parent nor, to the best knowledge of Purchaser and Parent, any of the persons listed in Schedule I to the Offer to Purchase has entered into any transaction since the commencement of the Company's third full fiscal year preceding the date of this Statement, with the executive officers, directors or affiliates of the Company which are not corporations, in which the aggregate amount involved in such transaction or in a series of similar transactions, including all periodic installments in the case of any lease or other agreement providing for periodic payments or installments, exceeded $40,000.

     (b) The information set forth in the "INTRODUCTION," "Section 9 -- Certain Information Concerning Parent and Purchaser," "Section 11 -- Background of the Offer; Contacts with the Company" and "Section 12 -- Purpose of the Offer; Plans for the Company" of the Offer to Purchase is incorporated herein by reference.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a)-(b) The information set forth in "Section 10 -- Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

     (c) Not applicable.

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     (a)-(e) The information set forth in the "INTRODUCTION," "Section
11 -- Background of the Offer; Contacts with the Company" and "Section
12 -- Purpose of the Offer; Plans for the Company" of the Offer to Purchase is incorporated herein by reference.

     (f)-(g) The information set forth in "Section 7 -- Effect of the Offer on the Market for the Shares; Exchange Listing; Exchange Act Registration; Margin Regulations" of the Offer to Purchase is incorporated herein by reference.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a)-(b) The information set forth in "Section 9 -- Certain Information Concerning Parent and Purchaser" and "Section 11 -- Background of the Offer; Contacts with the Company" of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     The information set forth in the "INTRODUCTION," "Section 10 -- Source and Amount of Funds," "Section 11 -- Background of the Offer; Contacts with the Company," "Section 12 -- Purpose of the Offer; Plans for the Company" and "Section 16 -- Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 8.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in "Section 16 -- Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 9.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     The information set forth in "Section 9 -- Certain Information Concerning Parent and Purchaser" of the Offer to Purchase is incorporated herein by reference.

ITEM 10.  ADDITIONAL INFORMATION.

     (a) Except as disclosed in Items 3 and 7 above, there are no present or proposed material contracts, arrangements, understandings or relationships between Purchaser or Parent, or to the best knowledge of Purchaser and Parent, any of the persons listed in Schedule I of the Offer to Purchase, and the Company, or any of its executive officers, directors, controlling persons or subsidiaries.

     (b)-(c) The information set forth in the "INTRODUCTION," "Section 14 -- Conditions to the Offer" and "Section 15 -- Certain Legal Matters; Regulatory Approvals; Certain Litigation" of the Offer to Purchase is incorporated herein by reference.

     (d) The information set forth in "Section 7 -- Effect of the Offer on the Market for the Shares; Exchange Listing; Exchange Act Registration; Margin Regulations" and "Section 15 -- Certain Legal Matters; Regulatory Approvals; Certain Litigation" of the Offer to Purchase is incorporated herein by reference.

     (e) None.

     (f) The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, to the extent not otherwise incorporated herein by reference, is incorporated herein by reference.

ITEM 11.  MATERIALS TO BE FILED AS EXHIBITS.

     (a)(1) Offer to Purchase dated April 5, 1999.

     (a)(2) Letter of Transmittal.

     (a)(3) Notice of Guaranteed Delivery.

     (a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

     (a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

     (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

     (a)(7) Summary Advertisement dated April 5, 1999.

     (a)(8) Press Release of Parent dated April 5, 1999.

     (b)(1) Commitment Letter from Goldman Sachs Credit Partners L.P. dated April 4, 1999.

     (c) None.

     (d) None.

     (e) Not applicable.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          UR ACQUISITION CORPORATION

                                          By: /s/ JOHN N. MILNE
                                            ------------------------------------
                                            Name: John N. Milne
                                            Title: President

                                          UNITED RENTALS, INC.

                                          By: /s/ BRADLEY S. JACOBS
                                            ------------------------------------
                                            Name: Bradley S. Jacobs
                                            Title: Chairman and Chief Executive
                                              Officer

Date: April 5, 1999

                               INDEX TO EXHIBITS

EXHIBIT
NUMBER                              EXHIBIT
-------                             -------
(a)(1)    Offer to Purchase dated April 5, 1999.
(a)(2)    Letter of Transmittal.
(a)(3)    Notice of Guaranteed Delivery.
(a)(4)    Letter to Brokers, Dealers, Commercial Banks, Trust
          Companies and Other Nominees.
(a)(5)    Letter to Clients for use by Brokers, Dealers, Commercial
          Banks, Trust Companies and Other Nominees.
(a)(6)    Guidelines for Certification of Taxpayer Identification
          Number on Substitute Form W-9.
(a)(7)    Summary Advertisement dated April 5, 1999.
(a)(8)    Press Release of Parent dated April 5, 1999.
(b)(1)    Commitment Letter from Goldman Sachs Credit Partners L.P.
          dated April 4, 1999.